Exhibit 12

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

(Dollar amounts in millions)

	Years Ended December 31,					Three Months Ended March 31, 2010
	2005	2006	2007	2008	2009
Earnings Available:
Income (loss) from continuing operations before income taxes and extraordinary items	$919.3	$1,179.3	$1,120.2	$188.4	$283.4	$103.2
Less: Income (loss) of equity investees included above	(0.2)	—	—	(24.4)	4.0	(0.7)
Capitalized interest	—	—	0.7	—	—	—

Earnings Available for Ratio to Fixed Charges	$919.5	$1,179.3	$1,119.5	$212.8	$279.4	$103.9
Preferred dividend requirements	0.6	0.6	0.8	0.7	0.6	0.1

Earnings Available for Ratio of Earnings to Fixed Charges and Preferred Dividends	$918.9	$1,178.7	$1,118.7	$212.1	$278.8	$103.8

Fixed Charges and Preferred Dividends:
Interest expense (including capitalized interest) and amortization of debt discount and expenses	$170.8	$332.4	$318.5	$237.2	$215.8	$55.2
Portion of rentals representative of an interest factor	17.7	16.7	17.6	17.0	17.9	4.6

Fixed Charges for Ratio of Earnings to Fixed Charges	$188.5	$349.1	$336.1	$254.2	$233.7	$59.8
Preferred dividend requirements	0.6	0.6	0.8	0.7	0.6	0.1

Fixed Charges for Ratio of Earnings to Fixed Charges and Preferred Dividends	$189.1	$349.7	$336.9	$254.9	$234.3	$59.9

Total Earnings Available	$1,108.0	$1,528.4	$1,455.6	$467.0	$513.1	$163.7

Ratio of Earnings to Fixed Charges	5.88	4.38	4.33	1.84	2.20	2.74
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	5.86	4.37	4.32	1.83	2.19	2.73